Exhibit 99.1



Sempra Energy®

NEWS RELEASE

Media Contact: Doug Kline
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contact: Glen Donovan
Sempra Energy
(877) 736-7727
investor@sempra.com

SEMPRA ENERGY EARNINGS INCREASE IN 2009

SAN DIEGO, Feb. 25, 2010 – Sempra Energy (NYSE: SRE) today reported 2009 earnings of $1.12 billion, or $4.52 per diluted share, compared with 2008 earnings of $1.11 billion, or $4.43 per diluted share.

Sempra Energy's 2009 earnings per diluted share increased 8 percent over the prior year, excluding the impact of an asset write-off of $64 million, or $0.26 per diluted share, at Sempra Pipelines & Storage in the second quarter.

In the fourth quarter 2009, Sempra Energy's earnings were $288 million, or $1.16 per diluted share, compared with earnings of $319 million, or $1.30 per diluted share in the same quarter of 2008.

"We posted solid financial results in 2009," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "Our five-year build-out of natural gas infrastructure projects sets the foundation for the next decade of growth. Together with our California utilities, these projects should enable us to benefit from stable cash flows well into the future."

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SUBSIDIARY OPERATING RESULTS

San Diego Gas & Electric

Earnings for San Diego Gas & Electric (SDG&E) rose to $344 million in 2009 from $339 million in 2008. SDG&E's fourth-quarter 2009 earnings were $67 million, compared with $81 million in the prior-year's fourth quarter, due primarily to lower regulatory incentive awards in 2009.

Southern California Gas Co.

Earnings for Southern California Gas Co. (SoCalGas) in 2009 increased to $273 million from $244 million in 2008. In the fourth quarter 2009, SoCalGas earned $75 million, compared with $54 million in the prior-year's fourth quarter. The fourth-quarter improvement was due primarily to higher authorized operating margins and lower litigation expenses in 2009.

RBS Sempra Commodities

Sempra Energy generated earnings of $345 million in 2009 from its commodity operations, on par with 2008 earnings. Sempra Energy formed its commodities joint venture, RBS Sempra Commodities, with The Royal Bank of Scotland (RBS) at the beginning of the second quarter of 2008. Fourth quarter 2009 earnings were $71 million, compared with $164 million in the fourth quarter 2008, due primarily to reduced margins in natural gas and other product segments.

On Feb. 16, Sempra Energy and RBS agreed to sell certain assets of RBS Sempra Commodities to J.P. Morgan Chase & Co. for an expected $1.7 billion. Sempra Energy's share of the proceeds is expected to be approximately $940 million. The assets being sold include the joint venture's global oil and metals businesses, along with its European power and natural gas businesses. The transaction, which is subject to regulatory approvals, is expected to be completed in the second quarter 2010.

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In November 2009, RBS announced its intention to divest its share of the joint venture, following a directive from the European Commission to dispose of certain assets.

Sempra Generation

Sempra Generation's 2009 earnings were $162 million, compared with $222 million in 2008. In the fourth quarter 2009, Sempra Generation's earnings were $43 million, compared with $60 million in the fourth quarter 2008, primarily due to higher foreign-tax benefits in 2008.

In December 2009, Sempra Generation and BP Wind Energy began commercial operations of a 200-megawatt wind farm in Indiana. The two companies are equal partners in the project.

Also in December 2009, the California Public Utilities Commission approved Pacific Gas & Electric's 20-year contract with Sempra Generation to purchase 48 megawatts of solar power from Sempra Generation's Copper Mountain Solar facility under development in Nevada. Last month, Sempra Generation started construction on the plant, which is expected to be completed in late 2010.

Sempra Pipelines & Storage

Sempra Pipelines & Storage earned $101 million in 2009, compared with $106 million in 2008. Sempra Pipelines & Storage's fourth-quarter earnings rose to $37 million in 2009 from $22 million in 2008, due primarily to improvement in the company's Mexican operations and South American investments. Sempra Pipelines & Storage's 2009 results included a second-quarter charge of $64 million for the write-off of certain assets at Liberty Gas Storage in Louisiana.

Yesterday, Sempra Pipelines & Storage announced an agreement to acquire the Mexican pipeline and gas infrastructure assets of El Paso Corp. for $300 million ($260 million, net of cash and debt). The transaction includes acquisition of El Paso's natural gas pipeline and compression assets in the Mexican border state of Sonora, as well as a 50-percent ownership in a joint venture with PEMEX (Mexico's state-owned oil company). The joint venture operates natural gas pipelines and a propane system in northern Mexico. The transaction, which should be completed in the second quarter 2010, is expected to add $0.05 per diluted share in earnings for 2010 and $0.10 per diluted share in earnings for 2011.

Sempra LNG

In 2009, Sempra LNG had earnings of $16 million, compared with losses of $46 million in 2008. In the fourth quarter 2009, Sempra LNG had earnings of $35 million, compared with losses of $13 million in the prior-year's fourth quarter. The improvement in the fourth quarter 2009 was due primarily to the start-up of marketing and terminal operations. Both of Sempra LNG's liquefied natural gas receipt terminals are now operational.

2010 Outlook

Sempra Energy today confirmed a 2010 earnings-per-share outlook of $4.25 to $4.50.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 4889875.

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Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2009 revenues of more than $8 billion. The Sempra Energy companies' 13,800 employees serve more than 29 million consumers worldwide.

Complete financial tables, including income-statement information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/4Q2009.pdf.

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SEMPRA ENERGY
Table A

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share amounts)	Three months ended December 31,		Years ended December 31,	
	2009	2008*	2009	2008*
	(unaudited)			
REVENUES				
Sempra Utilities	$ 1,838	$ 1,782	$ 6,220	$ 7,972
Sempra Global and parent	618	511	1,886	2,786
Total revenues	2,456	2,293	8,106	10,758
EXPENSES AND OTHER INCOME				
Sempra Utilities:				
Cost of natural gas	(533)	(536)	(1,530)	(3,244)
Cost of electric fuel and purchased power	(164)	(206)	(672)	(900)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power	(301)	(318)	(976)	(1,671)
Other cost of sales	(28)	(14)	(80)	(182)
Operation and maintenance	(798)	(720)	(2,474)	(2,536)
Depreciation and amortization	(207)	(179)	(775)	(687)
Franchise fees and other taxes	(68)	(82)	(296)	(312)
Gains on sale of assets	-	-	3	114
Write-off of long-lived assets	-	-	(132)	-
Equity earnings:				
RBS Sempra Commodities LLP	79	241	463	383
Other	9	8	36	37
Other income (expense), net	52	(139)	149	(109)
Interest income	5	9	21	45
Interest expense	(110)	(88)	(367)	(253)
Income before income taxes and equity earnings				
of certain unconsolidated subsidiaries	392	269	1,476	1,443
Income tax expense	(95)	(15)	(422)	(438)
Equity earnings, net of income tax	9	6	68	63
Net income	306	260	1,122	1,068
(Earnings) losses attributable to noncontrolling interests	(15)	62	7	55
Preferred dividends of subsidiaries	(3)	(3)	(10)	(10)
Earnings	$ 288	$ 319	$ 1,119	$ 1,113
Basic earnings per common share	$ 1.18	$ 1.32	$ 4.60	$ 4.50
Weighted-average number of shares outstanding, basic (thousands)	244,923	241,660	243,339	247,387
Diluted earnings per common share	$ 1.16	$ 1.30	$ 4.52	$ 4.43
Weighted-average number of shares outstanding, diluted (thousands)	248,749	244,531	247,384	251,159
Dividends declared per share of common stock	$ 0.39	$ 0.35	$ 1.56	$ 1.37

* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2009	December 31, 2008*
Assets		
Current assets:		
Cash and cash equivalents	$ 110	$ 331
Short-term investments	-	176
Restricted cash	35	27
Accounts receivable, net	1,130	981
Due from unconsolidated affiliates	41	4
Income taxes receivable	221	195
Deferred income taxes	10	31
Inventories	197	320
Regulatory assets	54	121
Fixed-price contracts and other derivatives	77	160
Insurance receivable related to wildfire litigation	273	-
Other	147	130
Total current assets	2,295	2,476
Investments and other assets:		
Regulatory assets arising from fixed-price contracts and other derivatives	241	264
Regulatory assets arising from pension and other postretirement benefit obligations	959	1,188
Other regulatory assets	603	534
Nuclear decommissioning trusts	678	577
Investment in RBS Sempra Commodities LLP	2,172	2,082
Other investments	2,151	1,166
Goodwill and other intangible assets	524	539
Sundry	608	709
Total investments and other assets	7,936	7,059
Property, plant and equipment, net	18,281	16,865
Total assets	$ 28,512	$ 26,400
Liabilities and Equity		
Current liabilities:		
Short-term debt	$ 618	$ 503
Accounts payable	693	856
Due to unconsolidated affiliates	29	38
Dividends and interest payable	190	156
Accrued compensation and benefits	264	280
Regulatory balancing accounts, net	382	335
Current portion of long-term debt	573	410
Fixed-price contracts and other derivatives	95	180
Customer deposits	145	170
Reserve for wildfire litigation	270	-
Other	629	684
Total current liabilities	3,888	3,612
Long-term debt	7,460	6,544
Deferred credits and other liabilities:		
Due to unconsolidated affiliate	2	102
Customer advances for construction	146	155
Pension and other postretirement benefit obligations, net of plan assets	1,252	1,487
Deferred income taxes	1,318	946
Deferred investment tax credits	54	57
Regulatory liabilities arising from removal obligations	2,557	2,430
Asset retirement obligations	1,277	1,159
Other regulatory liabilities	181	219
Fixed-price contracts and other derivatives	312	392
Deferred credits and other	735	909
Total deferred credits and other liabilities	7,834	7,856
Preferred stock of subsidiary	79	79
Equity:		
Total Sempra Energy shareholders' equity	9,007	7,969
Preferred stock of subsidiaries	100	100
Other noncontrolling interests	144	240
Total equity	9,251	8,309
Total liabilities and equity	$ 28,512	$ 26,400

* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in millions)	Years ended December 31, 2009	2008*
Cash Flows from Operating Activities:		
Net income	$ 1,122	$ 1,068
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	775	687
Gains on sale of assets	(3)	(114)
Deferred income taxes and investment tax credits	295	324
Equity earnings	(567)	(483)
Write-off of long-lived assets	132	-
Fixed-price contracts and other derivatives	(30)	46
Other	(45)	150
Net change in other working capital components	(256)	(483)
Distributions from RBS Sempra Commodities LLP	407	85
Changes in other assets	139	(15)
Changes in other liabilities	(94)	(74)
Net cash provided by operating activities	1,875	1,191
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,912)	(2,061)
Proceeds from sale of assets from continuing operations net of cash sold	179	2,295
Expenditures for investments and acquisition of businesses, net of cash acquired	(939)	(2,675)
Distributions from investments	23	34
Purchases of nuclear decommissioning and other trust assets	(267)	(485)
Proceeds from sales by nuclear decommissioning and other trusts	230	469
Decrease in notes receivable from unconsolidated affiliate	100	60
Purchase of bonds issued by unconsolidated affiliate	(50)	-
Other	(36)	(23)
Net cash used in investing activities	(2,672)	(2,386)
Cash Flows from Financing Activities:		
Common dividends paid	(341)	(339)
Preferred dividends paid by subsidiaries	(10)	(10)
Issuances of common stock	73	18
Repurchases of common stock	(22)	(1,018)
Issuances of debt (maturities greater than 90 days)	2,151	1,706
Payments on debt (maturities greater than 90 days)	(435)	(19)
(Decrease) increase in short-term debt, net	(659)	564
Payments on notes payable to unconsolidated affiliate	(100)	(60)
Purchase of noncontrolling interest	(94)	-
Other	13	16
Net cash provided by financing activities	576	858
Decrease in cash and cash equivalents	(221)	(337)
Cash and cash equivalents, January 1	331	668
Cash and cash equivalents, December 31	$ 110	$ 331

* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS

(Dollars in millions)	Three months ended December 31, 2009	Three months ended December 31, 2008	Years ended December 31, 2009	Years ended December 31, 2008
	(unaudited)			
Earnings (Losses)				
San Diego Gas & Electric	$ 67	$ 81	$ 344	$ 339
Southern California Gas	75	54	273	244
Sempra Commodities[1]	71	164	345	345
Sempra Generation	43	60	162	222
Sempra Pipelines & Storage	37	22	101	106
Sempra LNG	35	(13)	16	(46)
Parent & Other	(40)	(49)	(122)	(97)
Earnings	$ 288	$ 319	$ 1,119	$ 1,113

[1] With the exception of the first quarter of 2008, results for 2009 and 2008 include the company's portion of RBS Sempra Commodities' joint venture earnings and interest, income taxes, cost allocations and other items associated with the joint venture. Results for the first quarter of 2008 include 100% of the commodities-marketing businesses. Both 2009 and 2008 include the results of Sempra Rockies Marketing.

(Dollars in millions)	Three months ended December 31, 2009	Three months ended December 31, 2008	Years ended December 31, 2009	Years ended December 31, 2008
	(unaudited)			
Capital Expenditures and Investments[1]				
San Diego Gas & Electric	$ 322	$ 430 [2]	$ 1,107	$ 1,372 [2]
Southern California Gas	144	104	480	454
Sempra Commodities	-	-	-	37
Sempra Generation	69	44	276	59
Sempra Pipelines & Storage[3]	227	564	950	909
Sempra LNG	5	55	235	365
Parent & Other	1	229 [2]	5	655 [2]
Eliminations[2]	-	(411)	(152)	(715)
Consolidated Capital Expenditures and Investments	$ 768	$ 1,015	$ 2,901	$ 3,136

[1] Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

[2] During the year ended December 31, 2008, SDG&E and Parent & Other purchased $488 and $640, respectively, of SDG&E's industrial development bonds, including purchases and sales between the entities. As their cash flow needs changed, SDG&E purchased $184 of the bonds from Parent & Other during the three months ended December 31, 2008 and Parent & Other purchased $227 of the bonds from SDG&E in the same period. In the second quarter of 2009, SDG&E purchased $152 of the bonds from Parent & Other to facilitate their remarketing.

[3] Amounts for the three months and the year ended December 31, 2008 include $495 for the acquisition of EnergySouth, which is net of cash acquired.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

SEMPRA UTILITIES	Three months ended December 31,		Years ended December 31,	
	2009	2008	2009	2008
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 778	$ 801	$ 2,908	$ 3,240
SoCalGas (excludes intercompany sales)	$ 1,060	$ 981	$ 3,312	$ 4,732
Gas Sales (Bcf)	108	103	380	391
Transportation (Bcf)	133	156	554	601
Total Deliveries (Bcf)	241	259	934	992
Total Gas Customers (Thousands)			6,607	6,575
Electric Sales (Millions of kWhs)	4,214	4,386	16,982	17,398
Direct Access (Millions of kWhs)	829	939	3,119	3,235
Total Deliveries (Millions of kWhs)	5,043	5,325	20,101	20,633
Total Electric Customers (Thousands)			1,379	1,372
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,742	5,903	22,268	22,728

SEMPRA PIPELINES & STORAGE

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

	2009	2008	2009	2008
Natural Gas Sales (Bcf)				
Argentina	81	78	330	332
Mexico	5	5	19	19
Mobile Gas(1)	8	9	32	9
Natural Gas Customers (Thousands)				
Argentina			1,710	1,670
Mexico			91	95
Mobile Gas			92	93
Electric Sales (Millions of kWhs)				
Peru	1,409	1,352	5,560	5,415
Chile	565	620	2,402	2,417
Electric Customers (Thousands)				
Peru			863	837
Chile			576	562

(1) Mobile Gas was acquired in October 2008.

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three months and the year ended December 31, 2009, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics
(in millions of US dollars)

*RBS Sempra Commodities LLP - Joint Venture level margin**	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended December 31, 2009
Geographical:			
North America	$ 123	$ 373	$ 695
Europe/Asia	156	340	473
Total	$ 279	$ 713	$ 1,168
Product Line:			
Oil - Crude & Products	$ 100	$ 243	$ 317
Power	62	129	257
Natural Gas	(16)	171	232
Metals	88	149	309
Other	45	21	53
Total	$ 279	$ 713	$ 1,168

Financial Information
(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended December 31, 2009		Three months ended December 31, 2008		Year ended December 31, 2009	
	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**
Fee income and trading revenue, net of selling costs	$ 279		$ 713		$ 1,168	
Operating and other expenses	(251)		(339)		(761)	
Joint Venture distributable income	$ 28		$ 374		$ 407	
Preferred return on capital	$ 84	$ 60	$ 103	$ 61	$ 330	$ 240
1st allocation - 70% Sempra / 30% RBS***	(56)	(36)	271	192	77	60
2nd allocation - 30% Sempra / 70% RBS	-	-	-	-	-	-
Distributable income	$ 28	$ 24	$ 374	$ 253	$ 407	$ 300

Sempra Commodities Earnings

(in millions of US dollars)	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended December 31, 2009
Sempra share of distributable income - IFRS basis	$ 24	$ 253	$ 300
U.S. GAAP conversion impact	55	(12)	163
Sempra equity earnings before income taxes - U.S. GAAP basis	79	241	463
Income tax expense	(5)	(79)	(111)
Sempra equity earnings from RBS Sempra Commodities LLP	74	162	352
Other segment activity	(3)	2	(7)
Sempra Commodities earnings	$ 71	$ 164	$ 345

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

** After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis.

*** Includes certain transition costs specifically allocated to Sempra and RBS.